

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

<u>Via E-mail</u>

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re: Exxon Mobil Corporation**
> **Soliciting Materials filed December 8, 2020 pursuant to Rule 14a-12**
> **Filed by Engine No. 1 LLC; Engine No. 1 LP; Christopher James; Charles**
> **   Penner; Gregory J. Goff; Kaisa Hietala; Alexander Karsner; and**
> **   Anders Runevad**
> **File No. 001-02256**

Dear Mr. Klein:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>DFAN14A Filed December 8, 2020</u>
<u>General</u>

1. In future filings, please explain how you intend to effectuate the changes described in your letter given your plans to nominate directors to four out of ten seats on the board.

2. We note that you cite generally to "Exxon's public filings" as support for the assertion that Exxon's Return on Capital Employed for Upstream projects has fallen from an average of ~35% from 2001-10 to ~6% from 2015-2019. With a view toward providing Exxon shareholders with sufficient information such that they can assess these measures, and to the extent you make similar references in future filings, please identify the specific filings that support this assertion.

<u>Certain Information Concerning the Participants, Exhibit 6</u>

3. Given the relationships among the Engine No. 1 participants in the solicitation described here, please revise the statements that certain of these participants "may be deemed" the beneficial owner of the common stock owned by certain other participants to remove the uncertainty.

4. In your next filing, please affirmatively disclose that other than Mr. Goff and Mr. Karsner, your nominees do not own any shares of Exxon. Refer to Rule 14a-12(a)(1)(i). Additionally, explain how you intend to address any perception by shareholders of the alignment of interests, or lack thereof, of the Company and your nominees given their lack of ownership of shares in the Company.

*   *   *

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions